Exhibit 99.1

Sebastián Martí
Ternium - Investor Relations
USA                      +1   (866) 890 0443
Argentina                                +54 (11) 4018 2389
www.ternium.com

Ternium Completes Acquisition of Additional Shares in Usiminas

Luxembourg, October 30, 2014 –Ternium S.A. (NYSE: TX) announced today that it completed the previously announced acquisition of 51.4 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS from Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI at a price of BRL12 per ordinary share, for a total amount of BRL 616.7 million.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 10.9 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.